Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. ANNOUNCES LETTER OF INTENT FOR

ACQUISITION OF INTERNATIONAL ENEXCO LIMITED

Toronto, ON – March 19, 2014… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce the signing of a non-binding letter of intent (the “Letter of Intent”) with International Enexco Limited (“IEC”), pursuant to which Denison will acquire all of the issued and outstanding common shares of IEC (the “IEC Shares”) by way of a plan of arrangement (the “Transaction”). Under the terms of the Transaction, IEC shareholders will exchange each share of IEC for 0.26 of a Denison common share (a “Denison Share”) and a share or a portion of a share (each a “Spinco Share”) in Enexco International Inc. and/or such other subsidiary holding directly or indirectly 100% of IEC’s Contact Copper Project and any other US mineral properties owned by IEC. Upon completion of the transaction, it is anticipated that IEC shareholders other than Denison will own approximately 2.1% of Denison.

IEC’s principal uranium assets include a 30% interest in the Mann Lake exploration project, and a 20% interest in the Bachman Lake Joint Venture. The Mann Lake exploration project is located 25 km southwest of the McArthur River mine and is on trend between Cameco Corp.’s Read Lake project and Denison’s 60% owned Wheeler River project in Saskatchewan’s Eastern Athabasca Basin. The Mann Lake project is a joint venture between Cameco Corp. (52.5%) as operator, IEC (30%) and AREVA Resources Canada (17.5%). In January, an 11,000 metre diamond drill program commenced at Mann Lake with an approximate cost of Cdn$2.9 million. Cameco Corp. is the operator. IEC has reported that the highlight of the program to date is the intersection of 2.31% eU3O8 over 5.1 metres in drill hole MN-060, which included a 0.4 metre interval averaging 10.92% eU3O8. Bachman Lake is operated by Denison (80%) and is one of Denison’s highest priority uranium exploration projects due to its location in the southeast Athabasca Basin and the presence of strong conductors, graphitic basement, and sandstone alteration.

“Denison continues to focus on becoming the preeminent exploration company in the Athabasca Basin, and we believe that the acquisition of IEC represents another logical step towards achieving that goal” commented Lukas Lundin, Chairman of Denison.

Denison currently owns 3.6 million common shares of IEC, representing approximately 8.4% of the issued and outstanding shares of IEC. Denison also owns 1.8 million common share purchase warrants of IEC.

Transaction Summary

Denison expects to acquire IEC by way of a plan of arrangement between IEC and its shareholders. Denison will acquire all of the issued and outstanding IEC Shares on the basis of 0.26 of a Denison Share for each IEC Share. IEC’s shareholders will also receive a pro rata distribution of the Spinco Shares. Any outstanding warrants and options of IEC as of completion of the Transaction will be exchanged for options and warrants of Denison, adjusted by (i) the exchange ratio for common shares, and (ii) the final structure of the Transaction. Any IEC options so exchanged for options of Denison will not expire solely as a result of the holder thereof ceasing to be employed or engaged as a consultant, officer or director of IEC for a period not exceeding 90 days following completion of the Transaction. Any IEC warrants so exchanged for warrants of Denison will expire in accordance with their current expiry dates.

The transactions contemplated by the Letter of Intent are subject to the following conditions:

(a)	the entering into of a definitive arrangement agreement in respect of the Transaction (the “Arrangement Agreement”) by Denison and IEC. The Arrangement Agreement will describe the terms and conditions upon which the Transaction will be completed

(b)	the entering into of the Arrangement Agreement will be subject to the prior approval of the boards of directors of each of Denison and IEC;

(c)	shareholder approval by IEC’s shareholders; and

(d)	approval of the Toronto Stock Exchange to the issuance of the Denison Shares as part of the transaction.

The Letter of Intent also provides for, among other things, a non-solicitation covenant on the part of IEC and a right in favour of Denison to match any superior proposal. IEC has also agreed to use its best efforts to cause each of IEC’s directors, officers and significant shareholders to execute support agreements to vote their shares in favour of the Transaction.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or IEC.

Additional Information

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding Denison’s ability to complete the Transaction which involves known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Transaction and satisfaction of the conditions thereto, market conditions and other risk factors listed from time to time in our reports filed with Canadian and U.S. securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

3